Exhibit 99.1

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

Tel 941-306-5368 Cell 309-310-1331 email gshepard2000@aol.com

June 18, 2014

VIA FEDERAL EXPRESS

Board of Directors

Donegal Group Inc.

1195 River Road

Marietta, PA 17547-0302

Board of Directors

Donegal Mutual Insurance Company

1195 River Road

Marietta, PA 17547-0302

Attention: Mr. Donald H. Nikolaus, Chairman, CEO and President

Gentlemen:

On March 20, 2013, I filed a Tender Offer (“TO”) for Donegal Group Inc’s (“DGI”) 962,636 publicly traded Class B Shares at $30 per share (on 3/19/13 DGI’s Class B Shares closed at $21.07). The TO had a 900,000 share minimum condition and an initial expiration date of April 19th. I also filed a Form A Statement with the PA, VA, MD, IA, WI and MI departments of insurance, plus a similar filing with the Federal Reserve Bank of Philadelphia (for the savings bank you own), seeking approval to acquire the Class B Shares and to increase my voting ownership from 9.99% to 22.7%.

On April 3, 2013, DGI filed a Schedule 14D-9 response urging Class B shareholders to reject the TO on the alleged grounds that I could not meet the conditions and therefore the offer was “illusory.”

On April 22, 2013, I filed a Schedule TO-T/A4 including a Press Release announcing: an extension of the TO to May 20, 2013; a waiving of the director representation and stock option issuance conditions; and tender results including 362,745 tenders plus 8,872 guaranteed delivery shares.

On May 2, 2013, DGI filed a Schedule 14D-9/A2 including a Press Release saying that the amended TO was also illusory because the conditions could not be met before the expiration date or a reasonable period of time thereafter. DGI hired independent counsel but no investment bank, and made no comment on the adequacy of the consideration. Included was a letter to stockholders from President Don Nikolaus stating that DGI had a solid long-term business strategy and that its current business structure has proven successful for 27 years.

On May 21, 2013, I filed a Schedule TO-T/A7 including a Press Release announcing an extension to July 31, 2013, and tender results including 381,216 tenders plus 2,324 guaranteed delivery shares.

On May 29, 2013, DGI filed a 14D-9/A3 including a Press Release saying the DGI Board had unanimously determined the TO was illusory because I would not be able to satisfy certain legal conditions before the expiration date. Again, there was no mention of the adequacy of the offer consideration or of DGI retaining any investment banking firm. This filing also included a letter to DGI’s Class B stockholders from President Don Nikolaus stating that DGI had a solid long-term business strategy and that its current business structure has proven successful for 27 years.

On August 1, 2013, I filed a Schedule TO-T/A11 including a Press Release announcing 394,215 tenders plus 1,998 guaranteed delivery shares and that the TO had expired and would not be extended further. Attached to this filing was a letter to the boards of DGI and Donegal Mutual criticizing them for vigorously opposing and obstructing the TO. The letter also said that I intended to proceed with my applications with the Federal Reserve Bank of Philadelphia and the various state insurance departments to receive regulatory approvals to increase my ownership up to 22.7% of the outstanding combined Class A and Class B voting rights.

On August 2, 2013, following my TO which expired on July 31, 2013, I proposed an amicable transaction: Subject to due diligence for a period of three weeks for me and my banking institutions, and to my obtaining financing on commercially reasonable terms, I would be willing to pay $22 per share for 3,300,000 Class B Shares purchased from Donegal Mutual.

On August 15, 2013, Donegal Mutual sent me a letter stating that its Board of Directors had reviewed my August 2nd proposal and was unanimous in determining that it would not be in the best interests of Donegal Mutual, its policyholders and other constituencies for Donegal Mutual to enter into the transaction described in my August 2nd proposal. On August 28, 2003, Donegal Mutual purchased 5,500 additional Class B Shares for $22.00 per share in the market on a day that the shares closed at $19.11. Between August 15, 2013 and October 7, 2013, I reviewed my options and evaluated the potential interest of strategic acquirers.

On October 7, 2013, I proposed a revised amicable transaction: Subject to due diligence for a period of three weeks for me and a much larger, highly-rated mutual property and casualty insurance company, I would be willing to negotiate a price within a range of $33 - $37 per share for the 957,136 publicly traded Class B Shares (i.e., those not owned by Donegal Mutual or me), and the acquiring mutual would purchase DGI’s publicly traded shares of Class A Common Stock (“Class A Shares”) (i.e., 9,021,350 Class A Shares not owned by Donegal Mutual or me as of July 31, 2013, per your 2nd quarter 2013 Form 10-Q). I stated that I knew of two much larger, U.S.-based mutual property and casualty insurers rated A or higher by A.M. Best who would be strongly interested. As an incentive, I stated that, if you elected to do a global transaction with the acquiring mutual, I would agree in advance to accept whatever publicly traded Class A per share price you negotiated with the acquiring mutual as the price for both my Class A Shares and Class B Shares. This offer would be subject to all applicable regulatory approvals, which you would not oppose, as this offer would be consensual. Again, I asked the Boards of Directors of the DGI and Donegal Mutual (the “Boards”) to do their fiduciary duty by establishing a committee of independent directors to consider my proposal, and hire truly independent counsel and a financial advisor. If the Boards accepted this proposal, then I would suspend my plans to acquire up to 962,636 Class B Shares in the open market and privately negotiated transactions. On Friday, October 4, 2013, the last full trading day prior to the initial public announcement of my revised proposal, the closing prices for the Class A Shares and Class B Shares on the NASDAQ Global Select Market were $14.30 and $18.56, respectively.

On October 23, 2013, counsel for Donegal Mutual informed me that its Board unanimously rejected my October 7, 2013 proposal, determining that it was contrary to the interests of Donegal Mutual, its policyholders and its other constituencies. The Board reaffirmed that it is firmly committed to pursuing Donegal Mutual’s current business strategy as an independent mutual insurance company, and determined that my proposal merits no further consideration by Donegal Mutual. On October 24, 2013, Don Nikolaus, the President of DGI, said that the DGI Board relied upon and accepted the determination of the DGI Board’s Special Committee that my proposal was illusory because, among other reasons, I had failed to obtain all of the regulatory approvals necessary for me to purchase any additional shares of DGI common stock. Accordingly, the DGI Board also decided to reject my proposal.

Once again, your response said nothing about the adequacy of my proposal, and in my opinion you have failed to meet your fiduciary duties on a number of levels. It is my opinion that the underlying force behind DGI’s and Donegal Mutual’s refusal to speak with me no matter what I propose is the fact that Don Nikolaus has been President of Donegal Mutual since 1981, and that Don Nikolaus doesn’t remotely want to consider giving up running the companies as his fiefdom rather than as a democracy. An antiquated business plan based upon other mutuals entering into affiliation agreements with Donegal Mutual for no consideration, followed by reorganizations, isn’t benefiting DGI’s shareholders.

On October 29, 2003, I received a letter from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) dated October 22, 2013, stating that it had determined not to disapprove my notice filed under the Change in Bank Control Act to acquire up to 962,636 additional Class B Shares, and thereby indirectly to acquire statutory “control” of Union Community Bank, located in Lancaster, Pennsylvania, an indirect subsidiary of DGI.

On November 18, 2013, I filed a Schedule13D/A21 including a Shareholder Proposal for DGI’s 2014 Annual Meeting of Shareholders advising DGI’s Board to take the necessary steps to adopt a recapitalization plan that would provide for all of DGI’s outstanding stock to have one vote (rather than Class A Shares now having one-tenth of a vote per share and the Class B Shares having one vote per share).

On December 4, 2013, I filed a Form 4 disclosing my purchase of 70,000 additional Class A Shares.

On December 16, 2013, I filed a Schedule 13D/A22 revising my Form A filings with the six state insurance departments and the Federal Reserve Board seeking their approval to increase my ownership to 22.7% of the outstanding combined Class A and Class B voting rights by buying Class A and/or Class B Shares instead of solely Class B Shares.

On February 18, 2014, I filed a Schedule 13D/A23 withdrawing my six Form A filings following a Form A Hearing before the PA Insurance Department on January 22, 2014.

On April 7, 2014, I filed a Schedule 13D/A24 with a press release announcing my offer of a closing bonus to any property and casualty insurance company or other third party who completes a successful purchase of DGI, subject to definitive terms to be agreed to with the purchaser. I announced that I would approach at least 18 property and casualty insurance companies to discuss their potential interest in acquiring DGI via a merger or affiliation with Donegal Mutual. I also announced that I expected the amount of the closing bonus to be between $5 million and $20 million, depending on terms to be negotiated.

On April 17, 2014, I attended the Annual Shareholder Meeting and presented my Shareholder Proposal. I voted my 764,390 votes for my Shareholder Proposal by handing in my proxies to DGI’s Corporate Secretary at the Annual Meeting.

On April 18, 2014, DGI filed a Form 8-K announcing that 907,894 votes were cast for my proposal, 5,629,881 votes were against it, 4,264 abstained, and there were 930,565 broker non-votes.

Today, in accordance with Donegal Mutual’s current business strategy to remain as an independent mutual insurance company, I propose another amicable transaction in which I would: (1) Purchase from DGI Class A Shareholders approximately 3,971,000 Class A Shares through (a) market purchases and/or (b) privately negotiated acquisitions, or alternatively (c) a tender offer, presumably at a premium purchase price; and (2) Sell my 397,100 Class B Shares to Donegal Mutual or a third party.

I believe that this proposed transaction is consistent with Donegal Mutual’s strategy over the years. DGI’s Class B Shares have one vote per share, and its Class A Shares have 1/10 of a vote per share. Since January 1, 2004, Donegal Mutual has increased its ownership from 61.5% to 76.0% of the outstanding Class B Shares by acquiring 710,611 Class B Shares at prices up to $23.75 per share. At the same time, DGI has substantially diluted the Class A Shares through granting stock options, primarily to Don Nikolaus and his friends on the Board and in management. In this regard, see the attached report from Duff & Phelps dated April 10, 2013, which was issued before DGI granted 2,543,500 additional options on December 19, 2013, increasing DGI’s outstanding options from 6,700,825 as of December 31, 2012 to 7,201,434 as of December 31, 2013.

If this proposal is accepted, my Class A ownership would increase but my ownership of the outstanding combined Class A and Class B voting rights would remain under 10% and require no regulatory approval. If you agree to this transaction, I would hold 36.6% of the 20,937,567 outstanding Class A Shares. Accordingly, I would like to discuss with you my and/or my representatives having seats on the Boards of Directors of both DGI and Donegal Mutual.

This proposal would be in the best interests of both DGI and Donegal Mutual, their policyholders, and their other constituencies, as it would give Donegal Mutual what it wants – namely, more Class B Shares; and it would also give the Class A Shareholders what they want, which is liquidity and the opportunity to sell their shares at a premium over the then-prevailing market price. My proposed transaction would be subject to all applicable regulatory approvals, which you would not oppose, as this transaction would be consensual.

I am available to meet with the DGI and Donegal Mutual Boards to explain why I believe such an amicable transaction would be in the best interests of Donegal Mutual and DGI, and their policyholders, shareholders, employees and other constituencies. On behalf of all DGI shareholders, I sincerely hope that you accept my invitation.

Very truly yours,

Gregory M. Shepard

Enclosure

To: Gregory M. Shepard
From: Duff & Phelps, LLC
Subject: Analysis of Options Grants of Donegal Group, Inc,
Date: April 10, 2013

Dear Mr. Shepard:

We were engaged to perform an analysis of the option grants made by Donegal Group (“Donegal”). Listed below is a summary of our findings. Please refer to the attached appendix which has schedules supporting our analysis.

I. Current Options

-	Donegal has 3.1 million Vested options as of 12/31/2012, which is in the upper quartile of the group of selected guideline public companies (“GPCs”)

-	Donegal has 3.6 million Unvested options as of 12/31/2012, which is the highest number in the group of selected GPCs

-	The number of Donegal’s in-the-money options is equal to 3.9 million, which equates to a $3.4 million liability, if exercised

-	Relative to GPC, Donegal:

o	has the highest number of Options Granted with 1.8 million, 2.3 million and 1.3 million, in 2010, 2011 and 2012, respectively

o	has the highest number of Options Granted in relation to Total Number of Shares Outstanding, with 9.0%, 11.5% and 6.5% in 2010, 2011 and 2012, respectively, all of which are at least 6.0x the average of the GPCs

o	has the highest number of Options Granted from 2010-2012 in relation to Total Shares Outstanding at 27.0%

This analysis is provided solely for informational purposes and is derived from data sourced from third parties, and D&P takes no responsibility for any inaccuracies, errors or omissions in such third party data or in the analysis itself, and D&P offers no representations, warranties or assurances with respect thereto, and accepts no liability or responsibility in connection with either of the source data or the analysis.

Memo re: Donegal

o	has the highest number of Options Granted (Cumulative) in relation to the Total Number of Shares Outstanding, with 20.0%, 26.5% and 33.4% in 2010, 2011 and 2012

o	is the highest in Option Value (calculated as Fair Value as of the date of grant) for all options granted from 2010-2012 as % of Market Capitalization (2.7%)[1]

o	is the highest in its group of GPCs in Total Value of Options at Grant Date in 2012, with $10.3 million in value [2]

o	is in the top of the upper quartile in its group of GPCs in Options Granted (Cumulative), with 4.0 million, 5.3 million and 6.70 million options outstanding in 2010, 2011 and 2012, respectively.

II.  Earnings Dilution

-	The analysis in Section II assumes that the additional 10 million shares are authorized and issued in 2013.

-	We assume two different Net Income Forecasts for 2013.

o	If we assume that 2013 Net Income remains unchanged from 2012 at $18.5:

■	The increase in Class A Shares Outstanding would dilute EPS from $0.91 in 2012 to $0.61 in 2013

■	This increase in Class A Shares Outstanding would also result in decreased earnings attributable to Mr. Shepherd from $3.27 million in 2012 to $2.19 million in 2013

o	If we assume that 2013 Net Income increased to $24.1 million (based on a forecast from Thomson Reuters):

■	The increase in Total Number of Class A Shares Outstanding would dilute EPS from $0.91 in 2012 to $0.79 in 2013

[1]	This analysis excludes certain competitors whose Market Capitalization was less than $250 million or greater than $750 million as of 12/31/2012.
[2]	Id.

This analysis is provided solely for informational purposes and is derived from data sourced from third parties, and D&P takes no responsibility for any inaccuracies, errors or omissions in such third party data or in the analysis itself, and D&P offers no representations, warranties or assurances with respect thereto, and accepts no liability or responsibility in connection with either of the source data or the analysis.

Memo re: Donegal

■	This increase in Class A Shares Outstanding would also result in decreased earnings attributable to Mr. Shepherd from $3.27 million in 2012 to $2.86 million in 2013

III. Voting Dilution

-	If the 10 million additional authorized shares are issued in 2013:

o	The number of Total Number of Class A Shares Outstanding increases to 30.05 million (approximately 50% increase)

o	The increase in Class A Shares Outstanding dilutes Mr. Shepherd’s voting rights from 9.99% in 2012 to 8.8% in 2013

o	This increase in Class A Shares Outstanding would also dilute the voting rights of the average shareholder by roughly 11.6% (1 less 2012 Voting Shares of 7.58 million divided by 2013 Voting Shares of 8.58 million)

This analysis is provided solely for informational purposes and is derived from data sourced from third parties, and D&P takes no responsibility for any inaccuracies, errors or omissions in such third party data or in the analysis itself, and D&P offers no representations, warranties or assurances with respect thereto, and accepts no liability or responsibility in connection with either of the source data or the analysis.

DRAFT - 03.26.13

Cumulative Granted Options as % of Shares Outstanding, fully diluted

40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Donegal in Green Background
Donegal Group Inc.
Eastern Insurance Holdings Inc.
Universal Insurance Holdings
EMC Insurance
State Auto Financial Corp.
Infinity Property
Hallmark Financial
RLI Corp.
Hanover Insurance
Employers Holdings
Cincinnati Financial Corp.
Horace Mann Educators
Amerisafe Inc.
National Interstate Corp.
Tower Group Inc.
Selective Insurance Group
OneBeacon Insurance Group
United Fire and Casualty Co.
Safety Insurance Group
Seabright Holdings

Appendix A - Page 1

DRAFT - 03.26.13

Granted Options from 3 Yr Period (2010-2012) as % of Shares Outstanding, fully diluted

Donegal in Green Background
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Donegal Group Inc.
Universal Insurance Holdings
EMC Insurance
Eastern Insurance Holdings Inc.
RLI Corp.
State Auto Financial Corp.
Hanover Insurance
Employers Holdings
Horace Mann Educators
National Interstate Corp.
Cincinnati Financial Corp.
Selective Insurance Group
Amerisafe Inc.
Hallmark Financial
Infinity Property
OneBeacon Insurance Group
Tower Group Inc.
United Fire and Casualty Co.
Safety Insurance Group
Seabright Holdings

Appendix A - Page 2

DRAFT - 03.26.13

Value of Granted Options as % of Market Cap (1)

Donegal in Green Background (2)
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Eastern Insurance Holdings Inc.
Donegal Group Inc.
State Auto Financial Corp.
Employers Holdings
EMC Insurance
Horace Mann Educators
Hanover Insurance
National Interstate Corp.
Cincinnati Financial Corp.
Selective Insurance Group
Amerisafe Inc.
Infinity Property
Tower Group Inc.
Safety Insurance Group
United Fire and Casualty Co.

(1) Option value denotes the fair value (Black-Scholes value) of the granted options as of the grant date. Granted options include vested and unvested options.

(2) This analysis excludes certain competitors whose Market Capitalization was greater than $750 million or less than $250 million as of 12/31/2012.

Appendix A - Page 3

DRAFT - 03.26.13

Donegal Group Inc.

Stock Option Analysis

For years ending December 31, 2010-2012

(in millions, except per share results)

Company (1)		Market Cap.	Total Value of Granted Options (2010-2012)	Options Value as % of Market Cap.	Options Granted in 2010 (in millions)	As % of Shares Outstanding	Options Granted in 2011 (in millions)	As % of Shares Outstanding	Options Granted in 2012 (in millions)	As % of Shares Outstanding	Options Granted 2010 - 2012	As % of Shares Outstanding (2010-2012)	Options Granted through 2010 (in millions)	As % of Shares Outstanding	Options Granted through 2011 (in millions)	As % of Shares Outstanding	Options Granted through 2012 (in millions)	As % of Shares Outstanding
		Current as of December 31, 2012			Options Granted								Options Granted (Cumulative)					
Amerisafe Inc.		$ 517.9	$ -	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	1.27	6.8%	0.92	5.0%	0.83	4.6%
EMC Insurance		313.4	2.56	0.8%	0.22	1.7%	0.28	2.1%	0.26	2.0%	0.76	5.8%	1.25	9.6%	1.44	11.0%	1.59	12.3%
Employers Holdings		653.2	5.97	0.9%	0.41	1.0%	0.36	1.0%	0.20	0.6%	0.96	2.6%	1.80	4.3%	1.80	4.8%	1.80	5.7%
Hallmark Financial		183.6	-	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	1.60	8.0%	1.40	7.1%	1.40	7.3%
Infinity Property		700.6	-	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.24	1.9%	0.19	1.6%	0.91	7.8%
National Interstate Corp.		581.2	1.88	0.3%	0.10	0.5%	0.10	0.5%	0.10	0.5%	0.30	1.5%	0.60	3.1%	0.60	3.1%	0.52	2.7%
RLI Corp.		1,400.0	10.44	0.7%	0.20	1.0%	0.30	1.4%	0.30	1.4%	0.80	3.8%	1.50	7.1%	1.30	6.2%	1.50	7.1%
OneBeacon Insurance Group		1,380.0	-	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.80	0.8%	0.70	0.7%	0.00	0.0%
Eastern Insurance Holdings Inc.		136.3	4.43	3.3%	0.20	2.4%	0.00	0.0%	0.24	3.1%	0.44	5.5%	0.80	9.5%	0.80	10.2%	1.03	13.7%
Hanover Insurance		1,750.0	12.71	0.7%	0.40	0.9%	0.30	0.7%	0.50	1.1%	1.20	2.7%	2.80	6.1%	2.70	6.0%	2.90	6.5%
Horace Mann Educators		802.9	5.98	0.7%	0.40	1.0%	0.30	0.8%	0.30	0.8%	1.00	2.5%	2.80	7.1%	2.60	6.5%	1.90	4.8%
State Auto Financial Corp.		646.4	7.44	1.2%	0.60	1.3%	0.60	1.3%	0.40	0.8%	1.60	3.4%	3.40	7.3%	3.80	8.1%	3.90	8.2%
United Fire and Casualty Co.	(2)	N/A	-	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cincinnati Financial Corp.		6,490.0	14.56	0.2%	0.90	0.6%	0.90	0.6%	0.50	0.3%	2.30	1.4%	9.70	5.9%	9.40	5.8%	7.90	4.8%
Tower Group Inc.		706.1	-	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.92	2.1%	0.86	2.1%	0.86	2.2%
Selective Insurance Group		1,090.0	1.54	0.1%	0.24	0.4%	0.00	0.0%	0.00	0.0%	0.24	0.4%	1.40	2.6%	1.24	2.3%	1.10	2.0%
Safety Insurance Group		718.4	-	0.0%	0.11	0.7%	0.10	0.6%	N/A	N/A	N/A	N/A	0.20	1.3%	0.10	0.7%	N/A	N/A
Seabright Holdings	(3)	238.2	-	0.0%	0.20	1.0%	0.20	0.9%	N/A	N/A	N/A	N/A	1.40	6.7%	1.50	7.1%	N/A	N/A
Universal Insurance Holdings		178.7	5.55	3.1%	1.70	4.3%	1.50	3.8%	0.50	1.3%	3.70	9.4%	5.40	13.8%	6.70	17.1%	5.30	13.4%
Donegal Group Inc.		**386.6**	**10.34**	**2.7%**	**1.80**	**9.0%**	**2.30**	**11.5%**	**1.30**	**6.5%**	**5.40**	**27.0%**	**4.00**	**20.0%**	**5.30**	**26.5%**	**6.70**	**33.4%**
Min		$ 136.30	$ -	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.00	0.0%	0.20	0.8%	0.10	0.7%	0.00	0.0%
Max (4)		6,490.00	14.56	3.3%	**1.80**	**9.0%**	**2.30**	**11.5%**	**1.30**	**6.5%**	**5.40**	**27.0%**	9.70	**20.0%**	9.40	**26.5%**	7.90	**33.4%**
Average		993.34	4.17	0.8%	0.39	1.4%	0.38	1.3%	0.27	1.1%	1.10	3.9%	2.20	6.5%	2.28	6.9%	2.36	8.0%
Median		653.19	2.22	0.3%	0.20	0.9%	0.20	0.6%	0.24	0.6%	0.76	2.5%	1.40	6.7%	1.40	6.0%	1.50	6.5%

(1) Information per S&P Capital IQ

(2) No public information available for United Fire & Casualty Company

(3) Information per 2011 10K, 2012 10k has not been filed yet

(4) Numbers in bold denotes when Donegal is the highest (or max) of the competitor set.

Appendix A - Page 4

DRAFT - 03.26.13

Donegal Group Inc.

Stock Option Analysis

For year ended December 31, 2012

Share Price as of 12/31/2012	$ 14.04

Exercise Price (1)	Remaining Contractual Life	Options Outstanding	Exercise Value of Options Outstanding (2)	Options Vested	Exercise Value of Options Vested (3)	Options Unvested	Exercise Value of Options Unvested (3)
$ 12.50	9.0 yrs	2,184,542	$ 3,364,195	728,181	$ 1,121,399	1,456,361	$ 2,242,796
14.00	3.0 yrs	1,710,683	68,427	1,133,789	45,352	576,894	23,076
14.50	10.0 yrs	1,593,600	-	0	-	1,593,600	-
15.00	3.0 yrs	3,000	-	2,000	-	1,000	-
17.50	0.5 yrs	1,198,500	-	1,198,500	-	0	-
18.70	0.5 yrs	3,000	-	3,000	-	0	-
21.00	0.5 yrs	7,500	-	7,500	-	0	-
		6,700,825	$ 3,432,622	3,072,970	$ 1,166,750	3,627,855	$ 2,265,872
# of in-the-money options:		3,895,225		1,861,970		2,033,255	
# of out-of-the-money options:		2,805,600		1,211,000		1,594,600	
Total Number of options:		6,700,825		3,072,970		3,627,855	

(1) Information per Donegal's 10k for period ending December 31, 2012.

(2) Calculated as the difference between share price and exercise price times the number of options outstanding (for in-the-money options).

(3) Calculated as the difference between share price and exercise price times the number of options vested (for in-the-money options).

Appendix A - Page 5

DRAFT - 03.26.13

Donegal Group Inc.

Stock Option Analysis

For years ended December 31, 2007-2012

	2007	*2008*	*2009*	*2010*	*2011*	*2012*	*2013 (proposed) (2)*	*2013 (proposed) (2)*
Net Income (1)	$ 30,514,000	$ 20,404,000	$ 15,049,000	$ 9,183,000	$ 390,000	$ 18,455,000	$ 18,455,000	$ 24,100,000
Class A Shares Outstanding (1)	19,685,674	19,866,099	19,903,069	19,961,274	19,997,146	20,031,455	30,050,649	30,050,649
Basic EPS	$ 1.55	$ 1.03	$ 0.76	$ 0.46	$ 0.02	$ 0.92	$ 0.61	$ 0.80

Analysis of Donegal's Share / Voting Structure	2012	2013 (proposed) (2)	2013 (proposed) (2)
Class A Shares Outstanding (1)	20,050,649	30,050,649	30,050,649
Class B Shares Outstanding (1)	5,576,755	5,576,755	5,576,755
Class A Shares Votes per Share	10.0%	10.0%	10.0%
Class B Shares Votes per Share	100.0%	100.0%	100.0%
Class A Votes	2,005,065	3,005,065	3,005,065
Class B Votes	5,576,755	5,576,755	5,576,755
Total Voting Shares	7,581,820	8,581,820	8,581,820

Analysis of Shepard's Share / Voting Structure	2012	2013 (proposed) (2)	2013 (proposed) (2)
Class A Shares Owned by Shepard	3,602,900	3,602,900	3,602,900
Class B Shares Owned by Shepard	397,000	397,000	397,000
Class A Shares Votes per Share for Shepard	10.0%	10.0%	10.0%
Class B Shares Votes per Share for Shepard	100.0%	100.0%	100.0%
Class A Votes for Shepard	360,290	360,290	360,290
Class B Votes for Shepard	397,000	397,000	397,000
Total Voting Shares for Shepard	757,290	757,290	757,290
Voting rights as % of Total Votes (3)	9.99%	8.82%	8.82%
Earnings attributable to Shepard	$ 3,274,548	$ 2,192,648	$ 2,863,334

(1) Information per Donegal's 10K's.

(2) The first approach for 2013 assumes the same net income as 2012, while the second approach uses analyst estimates from Thomson Reuters.

(3) Calculation for Voting Rights as % of Total Votes divides the Total Voting Shares for Shepard by the Totoal Voting (e.g, the 2012 % of 9.99% divides the 757,290 Total Voting Shares for Shepard by the 7,581,820 Total Voting Shares).

(4) Assumes that 10 million shares are issued in 2013.

Appendix A - Page 6

DRAFT - 03.26.13

Cumulative Granted Options as % of Shares Outstanding, fully diluted
Assumes additional 10.0 million shares and 5.1 million options granted in 2013

Donegal in Green Background
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
Donegal Group Inc.
Eastern Insurance Holdings Inc.
Universal Insurance Holdings
EMC Insurance
State Auto Financial Corp.
Infinity Property
Hallmark Financial
RLI Corp.
Hanover Insurance
Employers Holdings
Cincinnati Financial Corp.
Horace Mann Educators
Amerisafe Inc.
National Interstate Corp.
Tower Group Inc.
Selective Insurance Group
OneBeacon Insurance Group
United Fire and Casualty Co.
Safety Insurance Group
Seabright Holdings

Appendix A - Page 7